Exhibit D-2

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2013 on Form 18-K filed with the SEC on August 27, 2014, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2013, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2013.

GENERAL

The Republic’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. The Republic’s GDP increased by 2.6% in the last quarter of 2014 as compared to the last quarter of 2013 and GDP increased by 2.9% in 2014 compared to 2013. See “Recent Developments — Key Economic Indicators”.

From March 31, 2014 to March 31, 2015, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 15.93%.

In the run up to the municipal elections held on March 30, 2014, after a number of leaked recordings of senior government officials suggesting corruption appeared on the micro-blogging media platform, Twitter, and leaked recordings of senior government officials discussing military matters appeared on YouTube, the Turkish telecommunications authority (“TIB”) restricted access to Twitter for not implementing the rulings of Turkish courts. On March 27, 2014, the TIB blocked access to YouTube as a precautionary administrative measure on the basis of a ruling by the Gölbaşı Court of Peace from March 27, 2014 that there had been a violation of Paragraph 1/b of Article 8 of Law No. 5651 on internet publications, which was reported to have been undertaken for national security reasons. On April 3, 2014, the Republic’s constitutional court lifted the ban on Twitter after the constitutional court ruled on April 2, 2014 that the measure breached freedom of expression laws. On April 4, 2014, an Ankara court ordered the ban on YouTube to be lifted, saying the ban was too broad, but allowed the blockage of 15 specific videos to remain in place.

On October 18, 2014, the İstanbul Chief Prosecutor’s Office dropped charges against 53 suspects in a corruption investigation. The İstanbul Chief Prosecutor’s Office decided there were no grounds for legal action against the suspects because evidence had not been collected properly, there was insufficient evidence, the elements of an offense were nonexistent and no traces of organized crime were found. On December 16, 2014, an Istanbul court rejected appeals to pursue the charges.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people were killed in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody. On November 10, 2014, the indictment of the case was presented to the court by the chief public prosecutor. The indictment has been rejected by the court on four grounds, including lack of testimony, lack of evidence, violation of the principle of individual criminal responsibility and submission of charges without including the necessary technical details. On March 7, 2015, the court approved a revised bill of indictment implicating 45 people in connection with the mining incident. The first hearing of the trial with several defendants, including the Soma Coal Mine Company CEO Can Gürkan, General Manager Ramazan Doğru, and other high level officials, is set to begin on April 13, 2015.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of March 27, 2015, approximately 253,101 Syrian refugees are in accommodation centers in the Republic.

On September 11, 2014, the annual review of the Republic’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On September 24, 2014, the IMF published a concluding statement describing its findings. In its statement, the mission found that the Republic’s rapid growth has resulted in high inflation and a large external deficit that needs to be addressed with macroeconomic policies and structural reforms. The IMF statement indicated that the Republic’s GDP growth in 2014 was expected to be 3.0%, driven by public sector support, net exports and a mild revival of private consumption in the later part of the year. However, the IMF statement expressed concerns regarding the Republic’s current account deficit and inflation, noting that in the near term, stronger macroeconomic policies need to be implemented. Lastly, the IMF highlighted the need to, in the medium term, increase private sector savings and promote lower energy dependence.

On December 5, 2014, the IMF staff report for the 2014 Article IV Consultation was published. In the report, it is stated that Turkey’s economy has grown on average by 6% annually since 2010, but this has come at the expense of a persistently large external deficit making the economy sensitive to changes in external financing conditions. It was also underlined that inflation is high and above the government’s target, and real policy interest rates remain negative. The report noted that policies should focus on rebalancing the economy, reducing the external deficit by boosting savings rather than decreasing investment and lowering inflation to preserve competitiveness. It was also noted that over the medium term, implementation of the ambitious structural reform agenda is critical to raising potential growth.

Among other measures, the IMF report recommended (i) tightening the fiscal policy; (ii) renewing the focus of monetary policy on the inflation target; and (iii) expanding the (macro) prudential toolkit to contain risks to financial stability.

On October 17, 2014, the Organisation for Economic Co-operation and Development (the “OECD”) Working Group on Bribery adopted the Phase 3 Report on Implementing the OECD Anti-Bribery Convention (the “Phase 3 Report”). In the Phase 3 Report, the OECD Working Group expressed concerns about the Republic’s low level of anti-bribery enforcement. The OECD Working Group recommended that the Republic improve its efforts to proactively detect, investigate and prosecute allegations of foreign bribery. The OECD Working Group also expressed concern regarding certain deficiencies in the Republic’s corporate liability legislation and enforcement against legal persons. As a result, the OECD Working Group made several recommendations to address these concerns.

In October 2014, the Financial Action Task Force (the “FATF”) Plenary concluded that the Republic had made significant progress in improving its anti-money laundering/countering the financing of terrorism (AML/CFT) regime and noted that the Republic had strengthened the legal and regulatory framework to meet its commitments in its action plan regarding the strategic deficiencies that the FATF had identified in February 2010. As a result, the FATF Plenary concluded that the Republic would no longer be subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process. In October 2014, the FATF also published its 15th follow-up report on the mutual evaluation of the Republic and noted that the Republic had made significant progress in addressing the deficiencies in its AML/CFT measures, as identified in the mutual evaluation report of February 2007. Although the FATF identified outstanding AML/CFT issues in its mutual evaluation report, the FATF Plenary decided at its October 2014 Plenary meeting that the Republic had taken sufficient steps in addressing technical compliance with the core and key recommendations set forth in the mutual evaluation to be removed from the follow-up process.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen. Moreover, on February 24, 2015, an Istanbul Court issued a second arrest warrant for him. Since the end of January 2015, several policemen have been arrested for illegal wiretapping and “political spying” charges.

Turkey officially assumed the G20 presidency as of December 1, 2014.

On March 27, 2015, the Assembly approved the new domestic security law (Law No. 6638). Law No. 6638 was published in the Official Gazette on April 4, 2015 (No. 29316). The new law expands the powers of the Turkish police and increases penalties for people participating in unauthorized demonstrations.

On April 2, 2015, the Government has announced an 11 item package of investment and employment initiatives to increase employment. The new package is expected to create 120,000 new jobs by increasing the number of employed in public utility professions.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of April 7, 2015:

Political Party	Number of Seats
Justice and Development Party (AKP)	312
Republican People’s Party (CHP)	125
Nationalist Action Party (MHP)	52
People’s Democratic Party (HDP)	29
Independents	12
Democratic Regions Party (DBP)*	1
Electronic Democracy Party	1
Central Party	1
Nation and Justice Party	1
Anatolia Party	1
Total	535

Source: The Grand National Assembly of Turkey

*:	Former Peace and Democracy Party (BDP)

On July 11, 2014, the Peace and Democracy Party changed its name to the Democratic Regions Party.

On August 10, 2014 the presidential elections were held. According to the official results, the Republic’s outgoing Prime Minister Recep Tayyip Erdogan was elected by absolute majority vote to a five-year term as president. Recep Tayyip Erdoğan received 51.79% of the total votes, whereas Ekmeleddin Ihsanoglu, the joint candidate of the Republic’s two largest opposition parties, claimed 38.44% and Selahattin Demirtas, candidate of the pro-Kurdish Democratic Regions Party (formerly the Peoples’ Democracy Party), won 9.76%.

General elections of the Assembly will be held in the Republic on June 7, 2015.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in the percentage of GDP represented by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector	2013	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2014
1. Agriculture, forestry and fishing	7.4	3.6	5.9	11.9	6.6	7.1
2. Mining and quarrying	1.4	1.3	1.4	1.7	1.4	1.5
3. Manufacturing	15.3	16.9	16.6	14.4	15.5	15.8
4. Electricity, gas, steam and air conditioning supply	1.7	1.6	1.6	1.5	1.5	1.6
5. Water supply, sewerage, waste management and remediation	0.7	0.6	0.7	0.7	0.7	0.7
6. Construction	4.4	4.7	5.0	4.3	4.3	4.6
7. Wholesale and retail trade	12.0	12.3	12.3	11.3	12.1	12.0
8. Transportation and storage	11.9	11.2	12.2	12.0	12.5	12.0
9. Accommodation and food service activities	2.5	1.9	2.1	3.8	2.3	2.6
10. Information and communication	2.0	2.0	2.0	1.6	2.0	1.9
11. Financial and insurance activities	3.3	3.1	2.9	3.0	3.1	3.0
12. Real Estate activities	9.9	10.2	9.9	9.2	9.9	9.8
13. Professional, scientific and technical activities	3.1	4.0	3.1	2.5	3.9	3.4
14. Administrative and support service activities	2.0	2.4	2.0	1.7	2.3	2.1
15. Public administration and defense; compulsory social security	4.2	4.9	4.2	4.0	4.0	4.2
16. Education	3.5	4.5	3.7	3.2	3.5	3.7
17. Human health and social work activities	1.5	1.7	1.5	1.5	1.5	1.5
18. Arts, entertainment and recreation	0.2	0.3	0.2	0.2	0.2	0.2
19. Other service activities	1.1	1.1	1.0	1.0	1.2	1.1
20. Activities of household as employers	0.2	0.3	0.2	0.2	0.2	0.2
21. Sectoral total	88.6	88.6	88.8	89.6	88.7	88.9
22. Financial intermediation services indirectly measured	1.6	1.4	1.3	1.4	1.6	1.4
23. Taxes-Subsidies	13.0	12.8	12.5	11.8	12.9	12.5
24. Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2013	3.1%	4.7%	4.3%	4.6%	4.2%
2014	4.9%	2.3%	1.9%	2.6%	2.9%

For the month of March 2015, CPI increased by 1.19% and domestic PPI increased by 1.05% as compared to the previous month.

In March 2015, the Republic’s annual CPI and domestic PPI increased by 7.61% and 3.41%, respectively, as compared to the same month of the previous year. In December 2014, the Republic’s annual CPI and domestic PPI increased by 8.17% and 6.36% respectively, as compared to the same month of the previous year.

The Central Bank set the annual inflation target rates for 2015 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2015

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In January 2015, the Central Bank revised its year-end inflation expectation from a range of 4.6% to 7.6% (6.1% mid-level) to a range of 4.1% to 6.9% (5.5% mid-level).

On April 6, 2015, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.5674 per U.S. dollar, compared to an exchange buying rate of TL2.1183 per U.S. dollar on April 7, 2014.

On March 25, 2015, the Government offered an interest rate of 8.14% for its 10-year Government Bond, compared to 10.34% on April 2, 2014.

The calendar adjusted industrial production index increased by 1% in February 2015 compared to February 2014 (year on year).

The following table indicates unemployment figures for 2014:

2014	Unemployment rate	Number of unemployed
January	10,3	2,805,000
February	10,2	2,825,000
March	9,7	2,747,000
April	9,0	2,579,000
May	8,8	2,551,000
June	9,1	2,654,000
July	9,8	2,867,000
August	10,1	2,944,000
September	10,5	3,064,000
October	10,4	3,043,000
November	10,7	3,096,000
December	10,9	3,145,000

Source: TURKSTAT

On January 28, 2014, the Central Bank’s Monetary Policy Committee (“MPC”) held an interim meeting at which it increased short-term interest rates as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was increased from 7.75% to 12%, the borrowing rate was increased from 3.5% to 8%, and the interest rate on borrowing facilities provided for primary dealers via repo transactions was increased from 6.75% to 11.5%;

b) the one-week repo rate was increased from 4.5% to 10.0%; and

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0%, and the lending rate was increased from 10.25% to 15%.

On March 17, 2015, the MPC held a meeting at which it kept short-term interest rates constant (compared to the prior meeting) as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was kept at 10.75%, the interest rate on borrowing facilities provided for primary dealers via repo transactions was kept at 10.25% and the borrowing rate was kept at 7.25%.

b) the one-week repo rate was kept at 7.5%.

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0%, and the lending rate was kept at 12.25%.

The MPC stated that loan growth continued at reasonable levels in response to the tight monetary policy stance and macroprudential measures and that the favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The MPC also stated that external demand remained weak, while domestic demand contributed to growth moderately. The MPC assessed that the implementation of the announced structural reforms would contribute to potential growth significantly. The MPC also noted that the ongoing cautious monetary policy along with prudent fiscal and macroprudential policies were having a favorable impact on inflation, especially inflation excluding energy and food (core inflation indicators). However, the MPC noted that uncertainty in global markets and elevated food prices necessitated maintaining the cautious stance in monetary policy. Accordingly, the Committee decided to keep interest rates at then-current levels. The MPC stated that inflation expectations, pricing behavior and other factors that affect inflation will be monitored closely and the cautious monetary policy stance will be maintained, by keeping a flat yield curve, until there is a significant improvement in the inflation outlook.

As of April 7, 2015, the one-week repo auction rate of the Central Bank was 7.5%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank Marginal Funding Rate was 10.75%.

TOURISM

In February 2015, the number of foreign visitors visiting the Republic increased by approximately 2.3% to 1,383,343 as compared to the same month of 2014. Between January and February 2015, the number of foreign visitors visiting the Republic increased by approximately 5.41% to 2,634,284 as compared to the same period in 2014. According to the balance of payments presentation, in January 2015, tourism revenues increased by 9.27% compared to the same month of 2014.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2015, the trade balance (according to provisional data) posted a deficit of U.S.$4.656 billion as compared to a deficit of U.S.$5.186 billion in the same period in 2014. In February 2015, total goods imported (c.i.f.)1, including gold imports, decreased by 7.2% to approximately U.S.$16.927 billion, as compared to approximately U.S.$18.240 billion during the same period in 2014. In February 2015, the import of capital goods, which are used in the production of physical capital, decreased by approximately 3.9% over the same period in 2014; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 9% over the same period in 2014; and the import of consumption goods decreased by approximately 0.7% over the same period in 2014. In February 2015, total goods exported (f.o.b.)2, decreased by 6.0% to approximately U.S.$12.272 billion, as compared to approximately U.S.$13.054 billion during the same period of 2014. In January 2015, the current account produced a deficit of approximately U.S.$2.002 billion, as compared to a deficit of approximately U.S.$4.982 billion in the same period of 2014. According to the Medium Term Program for the 2015-2017 period that was announced on October 8, 2014 (the “2015 Medium Term Program”), the current account deficit was projected to be U.S.$46 billion in 2014 and U.S.$46 billion in 2015. In January-December 2011, the current account deficit was U.S.$75.1 billion. In January-December 2012, the current account deficit was U.S.$47.8 billion. In January-December 2013, the current account deficit was U.S.$65.1 billion. In January-December 2014, the current account deficit was U.S.$45.8 billion.

As of January 2015, total gross international reserves of the Central Bank were approximately U.S.$143,909.80 million (compared to U.S.$141,672.80 million as of January 2014). As of March 27, 2015, gold

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

reserves were approximately U.S.$19,948 million (compared to U.S.$20,631 million as of March 28, 2014) and the Central Bank gross foreign exchange reserves were approximately U.S.$103,474 million (compared to approximately U.S.$105,897 million as of March 28, 2014).

As of April 3, 2015, the Central Bank held approximately TL17.0 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – February in 2015, the central government consolidated budget expenditures were approximately TL78.9 billion and the central government consolidated budget revenues were approximately TL80.3 billion, compared to central government consolidated budget expenditures of approximately TL68.8 billion and consolidated budget revenues of approximately TL72.3 billion during the same period in 2014. During the period from January – February in 2015, the central government consolidated budget surplus was approximately TL1.4 billion, compared to a central government consolidated budget surplus of approximately TL3.6 billion during the same period in 2014.

During the period from January – February in 2015, the central government consolidated budget primary surplus reached approximately TL13.3 billion, compared to the central government consolidated budget primary surplus of approximately TL11.9 billion during the same period in 2014.

In February 2015, the central government consolidated budget expenditures were approximately TL42.5 billion and the central government consolidated budget revenues were approximately TL40.2 billion, compared to central government consolidated budget expenditures of approximately TL32.8 billion and consolidated central government budget revenues of approximately TL34.4 billion during the same period in 2014.

In February 2015, the central government consolidated budget deficit was approximately TL2.4 billion, compared to a central government consolidated budget surplus of approximately TL1.7 billion during the same period in 2014.

In February 2015, the central government consolidated budget primary surplus reached approximately TL4.5 billion, compared to a central government consolidated budget primary surplus of approximately TL5.0 billion during the same period in 2014.

The following tables set forth the details of the central government budget for the period from January-February 2015 and for February 2015.

Central Government Budget (Thousand TL)	January–February 2015 (cumulative)	February 2015
Budget Expenditures	78,852,727	42,510,948
1-Excluding Interest	66,949,140	35,622,371
Compensation of Employees	22,459,811	9,780,454
Social Security Contributions	3,844,394	1,676,051
Purchase of Goods and Services	4,131,910	2,681,522
Current Transfers	28,774,950	16,057,020
Capital Expenditures	4,029,650	2,245,604
Capital Transfers	1,373,485	1,191,668
Lending	2,334,940	1,990,052
2-Interest	11,903,587	6,888,577
Budget Revenues	80,262,584	40,153,409
1-General Budget Revenues	77,121,549	38,269,780
Taxes	69,489,677	34,612,692
Property Income	1,400,999	529,936

Central Government Budget (Thousand TL)	January–February 2015 (cumulative)	February 2015
Grants and Aids and Special Revenues	717,073	299,133
Interest, Shares and Fines	5,273,775	2,683,163
Capital Revenues	228,397	133,228
Collections from Loans	11,628	11,628
2-Special Budget Institutions	1,598,535	800,772
3-Regularity & Supervisory Institutions	1,542,500	1,082,857
Budget Balance	1,409,857	-2,357,539
Balance Excluding Interest	13,313,444	4,531,038

Source: Ministry of Finance

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio3 of 15.72% and a relatively low non-performing loan ratio4 of 2.88% as of February 2015.

As of March 10, 2015, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for foreign exchange (FX) denominated liabilities of banks and financing companies were revised in order to encourage the extension of maturities of non-core liabilities. The revisions will be effective as of the calculation period dated February 27, 2015 and the maintenance period began on March 13, 2015.

Liabilities other than deposits/participation funds	Previous Ratios (%)	Current Ratios (%)
With maturity up to (and including 1 year)	18	20
With maturity up to (and including 2 years)	13	14
With maturity up to (and including 3 years)	8	8
With maturity up to (and including 5 years)	7	7
With maturity longer than 5 years	6	6

As of April 4, 2015, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 8.5% depending on maturity. Furthermore, as of that date RRRs were 11.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to 1 month and 3 months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank.

DEBT

The Central Government’s total domestic debt stock was approximately TL421.2 billion as of the end of February 2015, compared to approximately TL407.1 billion as of the end of February 2014. In February 2015, the average maturity of the Republic’s domestic cash borrowing was 71.9 months, as compared to 61.5 months as of February 2014. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 7.9% in February 2015, compared to 10.21% in February 2014.

[3]	Regulatory capital/Total risk weighted items
[4]	non-performing loans/Total cash loans

The total gross outstanding external debt of the Republic was approximately U.S.$402.415 billion (at then-current exchange rates) at the end of the fourth quarter of 2014. The table below summarizes the gross external debt profile of the Republic (at period end).

Gross External Debt Profile (Million U.S.$)	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4
GROSS EXTERNAL DEBT	367,670	373,363	389,115	388,175	402,440	397,657	402,415
SHORT TERM	124,322	124,514	130,422	125,729	131,722	131,612	132,957
Public Sector	15,382	16,606	17,605	17,843	18,159	18,934	17,866
Central Bank	963	905	833	762	661	417	342
Private Sector	108,048	107,977	107,003	111,984	112,902	112,261	114,749
LONG TERM	243,348	248,849	258,693	262,446	270,718	266,045	269,458
Public Sector	93,084	95,196	98,339	99,375	101,401	100,120	99,831
Central Bank	5,432	4,744	4,401	4,100	3,628	2,527	2,142
Private Sector	144,832	148,909	155,953	158,971	165,689	163,398	167,486

Source: Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On October 8, 2014, the European Commission published the “Turkey 2014 Progress Report”, assessing the current relations between the Republic and the European Union, analyzing the situation in the Republic in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that the adoption in March 2014 of an Action Plan on Prevention of Violations of the European Convention on Human Rights (ECHR) was an important step aimed at aligning the Republic’s legal framework and practice with the case-law of the European Court of Human Rights (ECtHR). Moreover, the report said that the law to ‘bring a stronger legal foundation to the settlement process’ aiming at a solution of the Kurdish issue strengthens the basis for the settlement process and makes a positive contribution to stability and protection of human rights in the Republic. On the other hand, the report noted that the government’s response to allegations of corruption targeting high-level personalities, including members of the government and their families, raised serious concerns over the independence of judiciary and the rule of law. It also noted that a number of provisions of the Turkish legal framework and their interpretation by members of the judiciary continue to hamper freedom of expression, including freedom of the media. The report recommends these shortcomings be addressed and the authorities need to enhance efforts to protect other fundamental rights and freedoms so that all citizens can exercise their rights without hindrance. In terms of economic criteria, the European Commission noted that, following the slowdown in economic growth in 2012, output and employment have increased at a moderately high rate. However, reliance on sustained capital inflows makes the Republic vulnerable to changes in global risk sentiment, resulting in large exchange rate fluctuations. Finally, in connection with the Republic’s capacity to take on obligations of European Union membership, the Republic has continued to align with the acquis.